Exhibit 99.85

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, excluding the province of Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (the “United States”) or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 3280 Langstaff Road, Offered Share 1, Vaughan, Ontario, L4K 4Z8, telephone (647) 872-2300, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

NEW ISSUE	May 22, 2018

CANNTRUST HOLDINGS INC.

$87,300,000

9,700,000 Units

Price: $9.00 per Unit

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of 9,700,000 units (the “Units”) of CannTrust Holdings Inc. (the “Company” or “CannTrust”) at a price of $9.00 per Unit (the “Offering Price”) for aggregate gross proceeds of $87,300,000. Each Unit consists of one common share in the capital of the Company (each, a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one common share in the capital of the Company (each, a “Warrant Share”) at an exercise price of $12.00 for a period of 24 months following the Closing Date (as defined herein) in accordance with the terms of a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and TSX Trust Company, as warrant agent (the “Warrant Agent”). If, following the closing of the Offering, the volume weighted average price of the Company’s common shares (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) exceeds $18.00 for any 10 consecutive trading days, the Company may, upon providing written notice to the holders of Warrants, accelerate the expiry date of the Warrants to the date that is not less than 15 trading days following the date of such written notice.

The Units are being issued pursuant to an underwriting agreement dated May 22, 2018 (the “Underwriting Agreement”), among the Company and Canaccord Genuity Corp. and GMP Securities L.P., as co-lead underwriters (the “Lead Underwriters”), Echelon Wealth Partners Inc., Bloom Burton Securities Inc., Cormark Securities Inc. and Haywood Securities Inc. (collectively, with the Lead Underwriters, the “Underwriters”). The Offering Price and other terms of the Offering were determined by negotiation among the Company and the Lead Underwriters. See “Plan of Distribution”.

The Common Shares are traded on the TSX under the symbol “TRST”. On May 15, 2018, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $9.66. On May 18, 2018, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $8.75. The Company has applied to list the Unit Shares (including the Over-Allotment Shares (as defined below)) to be distributed under this Prospectus, as well as the Warrant Shares issuable upon exercise of the Warrants (including the Warrant Shares issuable upon exercise of the Over-Allotment Warrants (as defined below)), on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX. See “Plan of Distribution”.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants on the secondary market, the availability of trading prices and the liquidity of the Warrants. See “Risk Factors”.

	Price to the	Underwriters’	Net Proceeds to
	Public(1)	Fee(2)	the Company(3)

Per Unit	$9.00	$0.495	$8.505

Total(4)	$87,300,000	$4,801,500	$82,498,500

(1)	The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

(2)	The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 5.5% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option (as defined below)). See “Plan of Distribution”.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (estimated to be approximately $350,000), which will be paid from the proceeds of the Offering. See “Plan of Distribution”.

(4)	The Company has granted the Underwriters an over-allotment option, exercisable, in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days from and including the Closing Date (as defined herein), to purchase up to an additional 1,455,000 Units (the Over-Allotment Units”) at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option may be exercised by the Underwriters: (i) to acquire Over-Allotment Units at the Offering Price; or (ii) to acquire additional Unit Shares (the “Over-Allotment Shares”) at a price of $8.70 per Over-Allotment Share; or (iii) to acquire additional Warrants (the “Over-Allotment Warrants”) at a price of $0.30 per Over-Allotment Warrant; or (iv) to acquire any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants that may be issued under such Over-Allotment Option does not exceed 1,455,000 Over-Allotment Shares and 727,500 Over-Allotment Warrants. The Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants are collectively referred to herein as the “Over-Allotment Securities”. Unless the context otherwise requires, all references to “Units”, “Unit Shares” and “Warrants” in this Prospectus includes reference to the “Over-Allotment Units”, “Over-Allotment Shares” and “Over-Allotment Warrants” that may be issued pursuant to the Over-Allotment Option, If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be $100,395,000, $5,521,725 and $94,873,275, respectively. This Prospectus qualifies the distribution of the Over-Allotment Option and the Over-Allotment Securities. A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of securities under options issuable to the Underwriters in connection with the Offering:

Underwriters’ Position	Maximum Number of Securities	Exercise Period	Exercise Price
Over-Allotment Option(1)	1,455,000 Over-Allotment Units	For a period of 30 days from and including the Closing Date	$9.00 per Over-Allotment Unit $8.70 per Over-Allotment Share $0.30 per Over-Allotment Warrant
Total securities under option issuable to the Underwriters	1,455,000 Units

(1)	This Prospectus qualifies the distribution of the Over-Allotment Option and the Over-Allotment Securities. See “ Plan of Distribution”

Investing in the Units is speculative and involves significant risks. You should carefully review and evaluate the risk factors contained in this Prospectus and in the documents incorporated by reference herein before purchasing the Units. See “ Forward-Looking Information” and “Risk Factors”.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Company by Fogler, Rubinoff LLP and on behalf of the Underwriters by DLA Piper (Canada) LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about June 5, 2018, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days after the date of the receipt of the (final) short form prospectus (the “Closing Date”). In connection with the Offering, and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Units at a lower price than stated above. See “Plan of Distribution”.

It is anticipated that the Unit Shares and Warrants will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form. A purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Unit Shares and Warrants on behalf of owners who have purchased Units in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required. See “Plan of Distribution”.

The Company’s head office and registered office is located at 3280 Langstaff Road, Building 1, Vaughan, Ontario, L4K 4Z8.

TABLE OF CONTENTS

GENERAL MATTERS	1
FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES	3
DOCUMENTS INCORPORATED BY REFERENCE	3
MARKETING MATERIALS	4
DESCRIPTION OF THE BUSINESS	4
CONSOLIDATED CAPITALIZATION	15
USE OF PROCEEDS	15
PLAN OF DISTRIBUTION	16
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	19
PRIOR SALES	22
TRADING PRICE AND VOLUME	23
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	24
ELIGIBILITY FOR INVESTMENT	27
RISK FACTORS	27
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	30
LEGAL MATTERS	30
AGENT FOR SERVICE OF PROCESS	31
AUDITOR, TRANSFER AGENT AND REGISTRAR	31
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GENERAL MATTERS

A prospective purchaser of Units should read this entire Prospectus, including the documents incorporated herein by reference, and consult its own professional advisors to assess the income tax, risks and other aspects of its investment in the Units.

Unless otherwise noted or the context indicates otherwise, the “Company”, “CannTrust”, “we”, “us” and “our” refer to CannTrust Holdings Inc. and its wholly-owned subsidiaries CannTrust Inc. (“CannTrust Opco”) and Elmcliffe Investments Inc. (“Elmcliffe”), and the term “marijuana” has the meaning given to the term “marihuana” in the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

An investor should rely only on the information contained or incorporated by reference in this Prospectus. The Company and the Underwriters have not authorized anyone to provide investors with additional or different information. The Company and the Underwriters are not making an offer to sell or seeking offers to buy the Units in any jurisdiction where the offer or sale is not permitted. Prospective purchasers should assume that the information appearing or incorporated by reference in this Prospectus is accurate only as at the respective dates thereof, regardless of the time of delivery of the Prospectus or of any sale of the Units. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

Market and Industry Data

Unless otherwise indicated, information contained in this Prospectus or in documents incorporated herein by reference concerning the Company’s industry and the markets in which it operates or seeks to operate is based on information from third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by third party sources as well as data from the Company’s own internal research, and include assumptions which the Company believes to be reasonable based on management’s knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and the Company has not independently verified any third party information. While the Company believes that such third party information to be generally reliable, such information and estimates are inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Prospectus and in the Annual Information Form (as defined herein) under “Risk Factors”.

Trademarks and Trade Names

This Prospectus and the documents incorporated herein by reference include references to the Company’s trademarks including without limitation CannTrust® and Quality You CannTrust ®, each of which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus or in documents incorporated herein by reference are the property of their respective owners.

Presentation of Financial Information

The financial statements of CannTrust incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the completion of the Offering and the receipt of all regulatory and stock exchange approvals in connection therewith;
•	the use of the net proceeds of the Offering;
•	the performance of the Company’s business and operations;
•	the intention to grow the business, operations and potential activities of the Company;
•	the ongoing and proposed expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
•	the expected growth in the number of patients using the Company’s medical marijuana;
•	the expected growth in the number of patients using the Company’s cannabis oil extracts and related products;
•	the expected growth in the Company’s cannabis oil extraction capacity;
•	the number of grams of medical marijuana and the amount of cannabis oil extract related products used by each patient;
•	the methods used by the Company to deliver medical marijuana and cannabis oil extract related products;
•	the competitive conditions of the industry;
•	the applicable laws, regulations and any amendments thereof;
•	the competitive and business strategies of the Company;
•	the grant and impact of any license or supplemental license to conduct activities with cannabis and/or cannabis oil extracts or any amendments thereof;
•	the anticipated future gross revenues and profit margins of the Company’s operations;
•	the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company;
•	the legalization of the use of cannabis for medical and/or recreational use in jurisdictions outside of Canada and the Company’s opportunities for expansion into such jurisdictions, including the Company’s expectations regarding the timing of production activities of its joint venture with STENOCARE (as defined herein) in Denmark;
•	the letter of intent with Grey Wolf (as defined herein) and the development of products thereunder; and
•	the medical benefits, viability, safety, efficacy and social acceptance of cannabis.

In particular, this Prospectus contains forward-looking statements in connection with the anticipated Closing Date, anticipated TSX approval and the anticipated use of the net proceeds of the Offering. Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and incorporated by reference concerning the medical marijuana and cannabis oil extracts industry, the anticipated adult-use recreational market, the general expectations of CannTrust related thereto, and the Company’s business and operations are based on estimates prepared by CannTrust using data from publicly available governmental sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which CannTrust believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While CannTrust is not aware of any misstatement regarding any industry or government data presented herein, the current medical marijuana and cannabis oil extracts industry and the future anticipated adult-use recreational market involve risks and uncertainties and are subject to change based on various factors.

Purchasers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus or in any document incorporated by reference. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures such as adjusted EBITDA (loss) in this Prospectus or in documents incorporated by reference herein, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The most direct comparable measure to adjusted EBITDA (loss) (excluding fair value adjustment to inventory and biological assets) calculated in accordance with IFRS is net income (loss). The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income (loss) or other data prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, each of which has been filed with the securities regulatory authorities in each province of Canada (except Quebec), are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2017 dated March 29, 2018 (the “Annual Information Form”);

(b)	the Company’s audited financial statements as at and for the financial years ended December 31, 2017 and December 31, 2016, and related notes thereto, together with the independent auditors’ report thereon;

(c)	the management’s discussion and analysis for the financial year ended December 31, 2017;

(d)	the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2018 and March 31, 2017, and related notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis for the three months ended March 31, 2018 (the “Interim MD&A”);

(f)	the management information circular of the Company dated April 12, 2018 distributed in connection with the Company’s annual meeting of shareholders to be held on May 22, 2018;

(g)	the material change report of the Company dated May 15, 2018 in respect of the announcement of the Offering;

(h)	the material change report of the Company dated May 16, 2018 in respect of the announcement of the upsizing of the Offering from $75,150,000 to $87,300,000; and

(i)	the indicative term sheet dated May 16, 2018 in respect of the Offering.

Any documents of the type referred to in paragraphs (a)-(g) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto that the Company files with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of this Offering will be deemed to be incorporated by reference in this Prospectus and will automatically update and supersede information contained or incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are utilized by the Underwriters in connection with the Offering, are not part of this Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any marketing materials filed after the date of this Prospectus and before the termination of the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated into this Prospectus.

DESCRIPTION OF THE BUSINESS

Corporate Structure

CannTrust Opco was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on August 16, 2013 as 2384634 Ontario Inc. CannTrust Opco filed articles of amendment on June 4, 2014 to change its name to Cannamed Pharma Inc. On November 25, 2014, CannTrust Opco filed articles of amendment to change its name to “CannTrust Inc.”

The Company was incorporated under the OBCA on March 16, 2015. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, resulting in CannTrust Opco becoming a subsidiary of the Company. On November 30, 2016, the Company filed articles of amendment to remove the transfer restrictions on the Common Shares and to remove the private company restrictions. Our head and principal executive offices are located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

The Common Shares are listed under the symbol “TRST” on the TSX.

The Company is licensed to produce and sell medical marijuana, including dried marijuana, cannabis oil, cannabis resin, marijuana plants and marijuana seeds as a Licensed Producer (as such term is defined under the ACMPR) pursuant to a license (a “License”) issued under Section 35 of the ACMPR. The Company received its initial License to operate as a Licensed Producer of medical marijuana on June 12, 2014, with such License having been subsequently renewed and currently existing under the ACMPR with a current term ending March 13, 2020, subject to further renewal, for the Vaughan Facility (as defined herein). The Company was also issued a second site License for its Niagara Facility (as defined herein) on October 6, 2017. For a further description of the Licenses, see “Business of the Company”.

The following chart identifies our material subsidiaries (including governing jurisdiction of the various entities).

Business of the Company

CannTrust Opco, a wholly owned subsidiary of the Company, is a Licensed Producer of medical cannabis under the ACMPR. CannTrust Opco received its cultivation License from Health Canada on June 12, 2014. The Company’s strategy is to produce the highest quality, standardized, pharmaceutical-grade cannabis products. It is dedicated to the “pharmaceuticalization” of the medical cannabis market. Our product and intellectual property development teams consist of experienced pharmacists, nurses, medical doctors and growers along with a clinically-trained client support team. We are licensed to conduct research and development and also focus on creating education curriculum and research collaboration models.

We produce standardized pharmaceutical grade medical cannabis products at the Company’s 60,000 square foot, state-of-the-art hydroponic indoor facility in Vaughan, Ontario, including an in-house quality control laboratory (the “Vaughan Facility”). The Vaughan Facility currently has a potential production capacity of 3,600 kg of medical cannabis per year. We have made a significant infrastructure investment in technology for sanitation, risk mitigation and the prevention of crop failures. Automated nutrient management systems within the Vaughan Facility provide industry-leading, standardized horticultural practices. The lease for the Vaughan Facility commenced on December 1, 2013 for an initial term of 10 years ending on November 30, 2023, with CannTrust Opco having an option to extend for two additional terms of five years each if it is not otherwise in default under the terms of the lease.

The Company also owns a 450,000 square foot commercial greenhouse facility in the Niagara region (the “Niagara Facility”) through Elmcliffe, its wholly-owned subsidiary. The Niagara Facility is equipped with irrigation systems and grow technology designed and installed by the same firm that provided similar systems and technology at the Vaughan Facility. The 450,000 square foot greenhouse provides the Company with a total of 50,000 kg of additional medical cannabis production capacity per year. The 46 acre property, which is all zoned to permit cannabis production, is expected to facilitate additional future greenhouse construction on the 36 acres not yet utilized. The Company continues to research options for more grow capacity as the anticipated recreational cannabis market evolves.

The Company completed its 250,000 square foot Phase 1 redevelopment of the Niagara Facility for which Health Canada granted a sales license under the ACMPR. Management expects the planned 200,000 square foot Phase 2 expansion at the Niagara Facility to be completed and in cultivation towards the middle of 2018. Together, management believes Phase 1 and Phase 2 will provide the Company with an additional 50,000 kg of additional annual growing capacity. With the completion of all phases of the Niagara Facility expansion, the Company expects to have in excess of 1,000,000 square feet of production capacity. The Company secured $15,000,000 mortgage financing on the Niagara Facility, of which $10,000,000 has already been advanced to the Company with the remaining $5,000,000 to be advanced following completion of Phase 2.

Recent Developments

Denmark

On March 13, 2018, the Company announced it had entered into a joint venture with STENOCARE (“STENOCARE”), a company located in Denmark. STENOCARE is one of the first Danish companies to receive its license to grow and produce medical cannabis, as well as to import and sell cannabis products in Denmark. STENOCARE currently has agreements in place with two leading pharmaceutical distributors in Denmark. Under the terms of the joint venture, CannTrust owns a 25% equity stake in STENOCARE together with the right to appoint half of its board of directors. STENOCARE will initially sell CannTrust’s standardized cannabis products in Denmark while working towards developing a domestic growing facility. The Company expects construction of the facility to begin in the second quarter of 2018 with technical expertise being provided by CannTrust.

Grey Wolf Animal Health

On April 18, 2018, the Company announced that it had entered into a letter of intent with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop cannabis products to support the well-being of pets. Grey Wolf is a specialty animal health company focused on developing, acquiring and in-licensing companion animal health products for the Canadian and global markets. It is intended that CannTrust’s expertise in medical cannabis will be combined with Grey Wolf’s veterinary experience, giving pet owners a trusted avenue to support the well-being of their pets. Under the proposed terms of the partnership, Grey Wolf and CannTrust will each be equal 50% shareholders in a newly created joint venture company. In addition, pursuant to the letter of intent, CannTrust Opco would receive warrants to acquire common shares of Grey Wolf which constitute a 29% equity interest in Grey Wolf (subject to dilution).

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access, the Medical Marihuana Access Regulations (“MMAR”). Health Canada replaced this regulatory framework and issued the Marihuana for Medical Purposes Regulations (“MMPR”) in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), which includes a Section 56 Class Exemption for licensed producers under the MMPR to conduct activities with cannabis (the “Section 56 Exemption”). The Section 56 Exemption permits licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this did not permit licensed producers under the MMPR to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case, in which the court found that the MMPR violated the Canadian Charter of Rights and Freedom rights of the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients would have access to medical cannabis.

The ACMPR is largely consistent with the former MMPR, but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former MMAR. Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under the former MMPR, and now ACMPR, in order for patients to purchase cannabis from a medical producer, patients are required to obtain medical approval from their healthcare practitioner and provide a medical document to the licensed producer under the ACMPR. The new regulations also allow for competition among licensed producers under the ACMPR on a host of factors including product quality, customer service, price, variety and brand awareness, which should result in well-positioned and well-capitalized producers leveraging their position in the marketplace.

Health Canada recently reported that over 269,502 patients had enrolled into the ACMPR program by December 31, 2017. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

On April 13, 2017, the federal government of Canada introduced Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the “Cannabis Act”). The Cannabis Act, if enacted, will create a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada. The Cannabis Act proposes to lift the ban on the recreational use of cannabis in Canada dating back to 1923. However, until the Cannabis Act receives Royal Assent, current laws apply and recreational cannabis remains illegal unless expressly authorized. Following Royal Assent, the federal government intends to bring the Cannabis Act into force no later than Summer 2018. The impact of any such new legislative system on the medical cannabis industry and the Company’s business plan and operations is uncertain. See “Risk Factors”.

On October 3, 2017, the Parliamentary Standing Committee on Health proposed amendments to the Cannabis Act including, among other things, an amendment that would permit cannabis edibles and concentrates to be sold, to come into force no later than 12 months after the Cannabis Act comes into force.

On November 10, 2017, the Government of Canada proposed that federal tax on cannabis for recreational purposes should not exceed $1 per gram or 10% of the producer’s price, whichever is higher, with retail sales taxes levied on top of that amount.

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act proposes that the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

On November 22, 2017, Health Canada released for public consultation its proposed approach to the regulation of cannabis (the “Proposed Regulations”). The purpose of the consultation paper is to solicit public feedback on an initial set of regulatory proposals that Health Canada is considering, focused on the regulations that would facilitate the coming into force of the proposed Cannabis Act. Health Canada’s consultation addresses licensing, security requirements for producers and their facilities, product standards, labelling and packaging, and the proposed cannabis tracking system. It also addresses cannabis for medical purposes and health products containing cannabis. Health Canada proposes a riskbased approach to regulation, balancing the protection of health and safety of Canadians while enabling a competitive legal industry made up of large and small enterprises in all regions of Canada producing quality-controlled cannabis. The regulatory proposals outlined in the consultation paper have been made for consultation purposes only, and should not be interpreted as representing the final views of the Governor in Council, the Minister, or the Government of Canada. The consultations were open until January 20, 2018 and it is expected that no draft regulations will be released prior to July 1, 2018.

The Proposed Regulations are divided into the following seven major categories:

1.	Licenses, Permits and Authorizations;
2.	Security Clearances;
3.	Cannabis Tracking System;
4.	Cannabis Products;
5.	Packaging and Labelling;
6.	Cannabis for Medical Purposes; and
7.	Health Products and Cosmetics Containing Cannabis.

Licenses, Permits and Authorizations

The Proposed Regulations would establish different types of authorizations based on the activity being undertaken and, in some cases, the scale of the activity. Rules and requirements for different categories of authorized activities are intended to be proportional to the public health and safety risks posed by each category of activity. The types of proposed authorizations include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes and nonmedical purposes in provinces and territories that have not enacted a retail framework; (iv) analytical testing; (v) import/export; and (vi) research.

Cultivation licenses would allow for both large-scale and small-scale (i.e. micro) growing of cannabis, subject to a stipulated threshold. Industrial hemp and nursery licenses would also be issued as a subset of cultivation licenses. Health Canada is considering a number of options for establishing and defining a “micro-cultivator” threshold, such as plant count, size of growing area, total production, or gross revenue. Part of the stated purpose of the Proposed Regulations is to solicit feedback from interested stakeholders regarding the most appropriate basis for determining what such threshold should be.

The Proposed Regulations provide that all licenses issued under the Cannabis Act would be valid for a period of no more than five years and that no licensed activity could be conducted in a dwelling-house. The Proposed Regulations would also permit both outdoor and indoor cultivation of cannabis. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

It is proposed that select personnel (including individuals occupying a “key position”, directors, officers, large shareholders and individuals identified by the Minister of Health) associated with certain licences issued under the Cannabis Act would be obliged to hold a valid security clearance issued by the Minister of Health. The Proposed Regulations would enable the Minister of Health to refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This is the approach in place today under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes.

Health Canada acknowledges in the Proposed Regulations that there are individuals who may have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) who may seek to obtain a security clearance so they can participate in the legal cannabis industry.

Under the new set of rules, the Minister of Health would be authorized to grant security clearances to any individual on a case-by-case basis. Part of the purpose of the Proposed Regulations is to solicit feedback from interested parties on the degree to which such individuals should be permitted to participate in the legal cannabis industry.

Cannabis Tracking System

As currently proposed under the Cannabis Act, the Minister of Health would be authorized to establish and maintain a national cannabis tracking system. The purpose of this system would be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Proposed Regulations would provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products

The Proposed Regulations would permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis seeds. It is proposed that the sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) would only be permitted within one year following the coming into force of the Cannabis Act.

The Proposed Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Proposed Regulations include “pre-rolled” cannabis and vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Proposed Regulations would set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements would promote informed consumer choice and allow for the safe handling and transportation of cannabis. Consistent with the requirements under the ACMPR, the Proposed Regulations would require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant.

While minor allowances for branding would be permitted, Health Canada is proposing strict limits on the use of colours, graphics, and other special characteristics of packaging, and products would be required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol.

Cannabis for Medical Purposes

The proposed medical access regulatory framework would remain substantively the same as currently exists under the ACMPR, with proposed adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Health Products and Cosmetics Containing Cannabis

Health Canada is proposing a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Proposed Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, which is currently prohibited, is proposed to be permitted and subject to provisions of the Cannabis Act.

Licenses

CannTrust’s current License for the Vaughan Facility is valid until March 13, 2020 and for the Niagara Facility the License is valid until October 6, 2020. Before the end of the respective term of the Licenses, CannTrust must submit an application for renewal to Health Canada containing information prescribed by the ACMPR. The ACMPR requires that the Minister of Health (the “Minister”), after examining the application and any supplementary information requested, issue a renewed License, unless:

a)	the applicant is not an adult who ordinarily resides in Canada or a corporation that has its head office in Canada or operates a branch office in Canada and whose officers and directors are all adults;

b)	the requirements regarding notification of local authorities pursuant to the ACMPR have not been met (such notifications would only be required in connection with a renewal if there are changes to the information since the original application);

c)	an inspector, who has requested an inspection, has not been given the opportunity by the applicant to conduct an inspection;

d)	the Minister has reasonable grounds to believe that false or misleading information or false or falsified documents were submitted in or with the application;

e)	information received from a peace officer, a competent authority or the United Nations raises reasonable grounds to believe that the applicant has been involved in the diversion of a controlled substance or precursor to an illicit market or use;

f)	the applicant does not have in place the security measures set out in the Security Directive and Subdivision C of the ACMPR in respect of an activity for which the licence is sought;

g)	the applicant is in contravention of or has contravened in the past 10 years:
•	a provision of the CDSA or its regulations or the Food and Drugs Act, or
•	a term or condition of another licence or a permit issued to it under any of those regulations;

h)	the renewal of the license would likely create a risk to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use;

i)	any of the following persons does not hold a security clearance:
•	the senior person in charge,
•	the “Responsible Person in Charge” (as defined under the ACMPR), if applicable,
•	the alternate Responsible Person in Charge,
•	if the applicant is an individual, that individual, and
•	if the applicant is a corporation, any of its officers or directors;

j)	the proposed method of record keeping does not meet the requirements of the ACMPR; or

k)	if applicable, any supplemental information requested has not been provided or is insufficient to process the application.

There can be no guarantee that Health Canada will extend or renew the Licenses as necessary or, if they are extended or renewed, that the Licenses will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licenses, or should it renew the Licenses on different terms, the business, financial condition and results of the operation of CannTrust would be materially adversely affected. See “Risk Factors — Reliance on Licensing”.

Storage and Security

On January 25, 2018, Health Canada revised the storage and security requirements of the ACMPR such that vaults are no longer required as outlined in the Directive on Physical Security Requirements for Controlled Substances. Instead licensed producers will be required to store cannabis within a secure area of their facility. In addition, licensed producers will no longer be required to maintain 24/7 video surveillance inside the rooms where cannabis is being cultivated, propagated or harvested. All access points to cultivation, propagation and harvesting rooms will, however, continue to be subject to 24/7 video surveillance and recording in order to record all entries and exits.

The Company has taken advantage of these less stringent regulations. Pursuant to the updated security requirements of the ACMPR, the Company’s facilities meet the following requirements:

•	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the “Key Areas”);
•	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;
•	there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;
•	records are kept of every person entering and exiting the Key Areas;
•	there are physical barriers preventing unauthorized access to Key Areas; and
•	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of licensed producers. The Company has experienced these inspections at its Vaughan Facility and Niagara Facility on a monthly basis, and has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. CannTrust Opco has not been required to recall distributed product.

Reporting Requirements

The ACMPR imposes certain general requirements and reporting obligations on licensed producers such as CannTrust Opco. These requirements and obligations include:

a)	in order to confirm any information submitted in support of the application for the ACMPR Licenses or an amendment or renewal of the ACMPR Licenses, an inspector may, during normal business hours and with the reasonable assistance of CannTrust Opco, inspect the Vaughan Facility and the Niagara Facility;

b)	if CannTrust Opco experiences a theft of cannabis or an unusual waste or disappearance of cannabis that cannot be explained on the basis of normally accepted business activities, it must report the occurrence to a member of a police force within 24 hours after becoming aware of it, and provide a written report to the Minister within 10 days after becoming aware of the occurrence;

c)	CannTrust Opco must apply for and obtain the Minister’s approval before making a change involving the replacement or the addition of:

i.	the senior person in charge,

ii.	the Responsible Person in Charge and, if applicable, the Alternate Responsible Person in Charge, or

iii.	an officer or director;

d)	the Minister must be notified no later than five days after the event, if a person ceases to be an officer or director of CannTrust Opco;

e)	the Minister must be notified not later than the next business day if the Responsible Person in Charge at CannTrust Opco ceases to carry out his or her duties and there is no person designated as an Alternate Responsible Person in Charge;

f)	within five days after such change, CannTrust Opco must notify the Minister of any change to:

i.	the method used for keeping records;

ii.	the telephone number and, if applicable, the facsimile number and email address for

A.	the Vaughan Facility and Niagara Facility; and

B.	if applicable, each building within the sites at which the activities are conducted under the ACMPR Licenses; or

iii.	the security of the sites, other than a change that affects the security level of any building at which cannabis, other than cannabis plants, is stored;

g)	the Minister must be provided with a case report for each serious adverse reaction to the dried cannabis, within 15 days after the day on which CannTrust Opco becomes aware of the reaction, and must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to the dried cannabis produced by CannTrust Opco that have occurred during the previous 12 months;

h)	if CannTrust Opco is provided with the given name, surname, date of birth and gender of an individual by a member of a Canadian police force who requests information in the course of an investigation under the Controlled Drugs and Substances Act (Canada) (“CDSA”) or the ACMPR, CannTrust Opco must provide as soon as feasible, within 72 hours after receiving the request, the following information to that Canadian police force:

i.	an indication of whether or not the individual is

A.	a client of CannTrust Opco, or

B.	an individual who is responsible for a client of CannTrust Opco; and

ii.	the daily quantity of dried cannabis that is specified in the medical document supporting the client’s registration; and

i)	the Minister must be provided with any information that the Minister may require in respect of the records, documents and information referred to in the ACMPR, in the form and at the times that the Minister specifies.

In addition to the above general reporting requirements prescribed by the ACMPR, the ACMPR Licenses require that CannTrust Opco make a report of the following additional information to the Office of Controlled Substances of Health Canada on a monthly basis, unless otherwise stated:

1.	the total amount of dried cannabis (in kilograms) produced in the reporting period;

2.	the total amount of dried cannabis (in kilograms) transferred from licensed producers in the reporting period;

3.	the total amount of dried cannabis (in kilograms) and oil sold to the following during the reporting period:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers;

d)	other clients; and

e)	the total number of cannabis plants sold in the reporting period;

4.	the total number of persons that were registered clients of CannTrust Opco at the end of the reporting period, including only those persons whose registrations were valid on the last day of the reporting period, and the total number of persons that were registered as new clients of CannTrust Opco during the reporting period;

5.	the number of registered clients who tried to register with CannTrust Opco, but could not be registered, regardless of the reason and the number of clients who placed orders or tried to place orders that could not be filled, regardless of the reason;

6.	the total amount of dried cannabis (in kilograms), harvested plants in the drying process (in number of plants), samples (in grams) and cannabis to be destroyed (in kilograms) as of the final day of the reporting period:

a)	harvested and in the drying process (number of plants);

b)	drying completed (not tested) (kg);

c)	drying completed (tested / not approved) (kg);

d)	ready for sale (tested / approved / packaged / labelled) (kg);

e)	samples (for retention or further testing);

f)	dried cannabis targeted for destruction; and

g)	total number of cannabis plants in inventory;

7.	the total amount of dried cannabis (in kilograms) that CannTrust Opco imported and exported during the reporting period;

8.	the total amount of dried cannabis (in grams) lost and/or stolen and destroyed during the reporting period;

9.	the total amount of dried cannabis, returned cannabis and waste (in grams) destroyed during the reporting period;

10.	the total number of shipments sent to the following during the reporting period:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers; and

d)	other clients;

11.	the total number of shipments sent to the following in each province and territory:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers; and

d)	other clients;

12.	the average and median daily amount of dried cannabis (in grams) supported by health care practitioners to be used by the registered clients of CannTrust Opco;

13.	the average and median shipment size (in grams) sent to registered clients during the reporting period;

14.	the ten highest and ten lowest amounts of dried cannabis shipped to registered clients in the reporting period (the name or other information of the registered client must not be identified);

15.	the total number of shipments of dried cannabis to registered clients in various defined ranges (in grams);

16.	a list of all physicians and all nurse practitioners who provided a medical document for a registered client in the reporting period, and including the following information for each: the practice’s address and the number of medical documents the physician or nurse practitioner signed during the reporting period;

17.	the amount of dried cannabis that CannTrust Opco anticipates it will produce during each month of the upcoming three months (in kg). Updates are required monthly; and

18.	the amount of dried cannabis that CannTrust Opco anticipates it will have in inventory during each month of the upcoming three months (in kg). Rolling three month updates are required monthly.

Distribution

Under the terms of the Licenses issued by Health Canada to the Company, designating the Company as a Licensed Producer, the Company may:

a)	produce, sell, possess, transport and deliver and destroy dried cannabis;

b)	produce, sell, possess, transport and deliver and destroy cannabis, including live plants, clippings and seeds;

c)	possess and destroy cannabidiol;

d)	possess and destroy delta-9-tetrahydrocannabiniol; and

e)	produce cannabis extracts.

The Company may sell or provide:

a)	cannabis to:

i.	another Licensed Producer;

ii.	a licensed dealer (as defined in the ACMPR);

iii.	the Minister; or

iv.	a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA; and

b)	dried cannabis to:

i.	a client or an individual who is responsible for the client;

ii.	a hospital employee, if the possession of the dried cannabis is for the purposes of and in connection with their employment, or

iii.	a person to whom an exemption relating to the dried cannabis has been granted under section 56 of the CDSA.

Furthermore, the Company may also: (i) ship dried cannabis to a health care practitioner in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import cannabis if conducted in accordance with an import permit issued under section 95 of the ACMPR; or (iii) possess cannabis for the purpose of export and cannabis in accordance with an export permit issued under section 103 of the ACMPR.

CONSOLIDATED CAPITALIZATION

Since March 31, 2018, the date of the Company’s most recent unaudited Interim Financial Statements, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis except the following:

a)	the issuance of a total of 139,080 Common Shares pursuant to the exercise of warrants (see “Prior Sales”);

b)	the issuance of a total of 17,600 Common Shares pursuant to the exercise of broker warrants (see “Prior Sales”); and

c)	the issuance of a total of 16,666 Common Shares pursuant to the exercise of stock options (see “Prior Sales”).

As at the close of business on May 18, 2018, the Company had 92,663,202 Common Shares issued and outstanding.

In addition, as at the close of business on May 18, 2018, the Company had outstanding (i) common share purchase warrants to purchase up to an aggregate of 663,570 Common Shares at an exercise price of $1.10 per Common Share and 1,000,000 Common Shares at an exercise price of $1.30 per Common Share; (ii) 3,938,834 stock options; and, (iii) broker warrants to purchase up to an aggregate of 19,480 Common Shares at an exercise price of $2.00 per Common Share and 202,400 Common Shares at an exercise price of $5.00 per Common Share.

The above should be reviewed in conjunction with the Interim Financial Statements and Interim MD&A of the Company.

USE OF PROCEEDS

Net Proceeds

The net proceeds to the Company from the Offering are estimated to be $82,498,500, after deducting the payment of the Underwriters’ Fee of $4,801,500 but before deducting the expenses of the Offering (estimated to be approximately $350,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be $94,873,275, after deducting the Underwriters’ Fee of $5,521,725, but before deducting the expenses of the Offering (estimated to be approximately $350,000).

Principal Purposes

The Company plans to use the net proceeds from the Offering to increase its Canadian processing capability and for domestic and international capacity expansion. The Canadian capacity expansion projects, including increased oil conversion capability and construction of additional production area, which are expected to come on line, subject to Health Canada approvals, in the next 6 to 18 months. The Company’s objective of such expansion plans is to increase the Company’s penetration into its target markets and its ability to meet its production goals to supply sufficient quantity of products to meet consumer demand in each market in which it operates.

Canadian domestic expansion is expected to be completed over the next 6 to 18 months. Proceeds of $50,000,000 are expected to be allocated to this effort to build new facilities on existing and new land. Proceeds of $14,000,000 are expected to be allocated to increasing its processing capability, including equipment and new infrastructure to house the equipment. An additional $10,000,000 of proceeds are expected to be allocated to international expansion. The international capability and expansion plans primarily relate to investments in local companies that are licensed to grow and sell cannabis in those jurisdictions. The balance of the net proceeds will be used for general working capital purposes, such as brand augmentation, channel development, technology investments, research, and developing new product offerings. The Company may reallocate these funds as market and regulatory indicators warrant in light of the legalization and implementation of a national recreational cannabis market.

If the Over-Allotment Option is exercised in full, the Company will receive additional net proceeds of $12,374,775 after deducting the Underwriters’ Fee. The net proceeds from the exercise of the Over-Allotment Option, if any, is expected to be added to general working capital.

The above noted allocation represents the Company’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Actual expenditures may differ from the estimates set forth above. There may be circumstances where for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors – Discretion in the Use of Proceeds” and “Risk Factors – Additional Financing”.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof.

The Company had negative operating cash flow for the fiscal year ended December 31, 2017 and the three month period ended March 31, 2018. To the extent the Company has negative cash flows in future periods, the Company may use a portion of its general working capital to fund such negative cash flow. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, as principals, on the Closing Date, 9,700,000 Units at the Offering Price, for aggregate gross consideration of $87,300,000, payable in cash to the Company against delivery of the Units, subject to and in compliance with all of the necessary legal requirements and conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), are subject to certain closing conditions and may be terminated at their discretion on the basis of “disaster out”, “material change out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement.

Each Unit will consist of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $12.00 for a period of 24 months following the Closing Date. If, following the closing of the Offering, the volume weighted average price of the Common Shares on the TSX exceeds $18.00 for any 10 consecutive trading days, the Company may, upon providing written notice to the holders of Warrants, accelerate the expiry date of the Warrants to a date that is not less than 15 trading days following the date of such written notice. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued. See “Description of Securities Being Distributed”.

The Company has granted to the Underwriters an Over-Allotment Option, exercisable, in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days from and including the Closing Date, to purchase up to an additional 1,455,000 Over-Allotment Units at the Offering Price to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes The Over-Allotment Option may be exercised by the Underwriters: (i) to acquire Over-Allotment Units at the Offering Price; or (ii) to acquire Over-Allotment Shares at a price of $8.70 per Over-Allotment Share; or (iii) to acquire Over-Allotment Warrants at a price of $0.30 per Over-Allotment Warrant; or (iv) to acquire any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants that may be issued under such Over-Allotment Option does not exceed 1,455,000 Over-Allotment Shares and 727,500 Over-Allotment Warrants. This Prospectus qualifies the distribution of the Over-Allotment Option and the Over-Allotment Securities. A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 5.5% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option).

The Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company.

The Offering Price was determined based upon arm’s length negotiations between the Company and the Lead Underwriters, on their own behalf and on behalf of the Underwriters. Among the factors considered in determining the Offering Price were the market price of the Common Shares, prevailing market conditions, the historical performance and capital structure of the Company, the Lead Underwriters’ estimates of the business potential and earnings prospects of the Company, the availability of comparable investments, an overall assessment of management of the Company and the consideration of the foregoing factors in relation to market valuation of companies in related businesses.

The Underwriters and/or their affiliates from time to time may provide in the future, investment banking, financial advisory, broker-dealer and commercial banking services to the Company and its subsidiaries and affiliates in the ordinary course of business for which they have received, or may receive, customary fees and commissions.

The Offering is being made in each of the provinces of Canada, excluding the province of Québec. The Units will be offered in each of the relevant provinces of Canada through those Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Units in the United States or to U.S. Persons and in such other jurisdictions outside of Canada and the United States as agreed between the Company and the Underwriters.

The Company has applied to list the Unit Shares (including the Over-Allotment Shares) to be distributed under this Prospectus, as well as the Warrant Shares (including the Warrant Shares issuable upon due exercise of the Over-Allotment Warrants) on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX. There is currently no market through which the Warrants may be sold. See “Risk Factors”.

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Company.

Pursuant to the Underwriting Agreement, the Company has agreed not to, directly or indirectly, issue or sell or agree to issue or sell, any additional debt or securities (including those that are convertible into or exchangeable into securities of the Company) for a period of 90 days from the Closing Date without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, other than pursuant to (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements, provided such stock options and other similar issuances are not granted or issued with an exercise price that is less than the Issue Price; (ii) the exercise of outstanding warrants; (iii) obligations of the Company in respect of existing agreements; or (iv) the issuance of securities by the Company in connection with acquisitions in the normal course of business.

The Company has also agreed to use its best efforts to cause each of the directors and officers of the Company, and certain of its shareholders, and each of such shareholder’s associates and affiliates, to enter into lock up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, grant an option to purchase, make any short sale or otherwise dispose of or transfer, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of the Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company, or announce its intention to do any of the foregoing, whether now owned directly or indirectly, or under their control or direction, other than pursuant to the terms of the lock up agreements, provided that 10% of the holdings of a director or officer, and certain of its shareholders, shall be exempted from the lock up agreement.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

The Unit Shares and the Warrants comprising the Units offered hereby and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, a person in the United States or a U.S. Person.

Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable United States federal and state securities laws, it will not offer or sell the Units at any time to, or for the account or benefit of, any person in the United States or any U.S. Person as part of its distribution. The Underwriting Agreement permits the Underwriters to re-offer and re-sell the Units that they have acquired pursuant to the Underwriting Agreement to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) (“Qualified Institutional Buyers”) that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons in compliance with Rule 144A under the U.S. Securities Act (and pursuant to similar exemptions under applicable state securities laws). Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States to non-U.S. Persons only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. The Units, and the Unit Shares and the Warrants comprising the Units, that are offered or sold to, or for the account or benefit of, a person in the United States or a U.S. Person, and any Warrant Shares issued upon the exercise of such Warrants, have not been registered under the U.S. Securities Act or any applicable state securities laws and will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be subject to restrictions to the effect that such securities may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares, if any, be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Company has received an opinion of counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Company; provided, however, that a holder who is a Qualified Institutional Buyer (and an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) at the time of exercise of the Warrants who purchased Units in the Offering to, or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units to, or for the account or benefit of, a person in the United States or a U.S. Person. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units, Unit Shares or Warrants within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about June 5, 2018, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days after the date of the receipt of the (final) short form prospectus. It is anticipated that the Unit Shares and Warrants will be delivered under the book-based system through CDS or its nominee and deposited in electronic form. A purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Unit Shares and Warrants on behalf of owners who have purchased Units in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for certain expenses incurred in connection with the Offering and to indemnify the Underwriters and their directors, officers, employees, and agents against certain liabilities and expenses and to contribute to payments the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Offering

The Offering consists of Units, each of which is comprised of one Unit Share and one-half of one Warrant. The Units will separate into Unit Shares and Warrants immediately upon the closing of the Offering. The Units are offered at the Offering Price of $9.00 per Unit.

Authorized Share Capital

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares. As at the close of business on May 19, 2018, there were 92,663,202 Common Shares issued and outstanding.

The holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled to one vote in respect of each Common Share held at such meetings. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Board. In the event of liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably in any distribution of the property or assets of the Company, subject to the rights of holders of any other class of securities of the Company entitled to receive assets or property of the Company upon such distribution in priority or rateably with the holders of Common Shares.

As of the date of this Prospectus, the Company has neither declared nor paid any dividends on its Common Shares since the date of its incorporation. Any payments of dividends on the Common Shares will be made in accordance with the OBCA, and will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate under the circumstances. It is unlikely that the Company will pay dividends in the immediate or foreseeable future.

Warrants

The following is a summary of the principal attributes of the Warrants and certain anticipated provisions of the Warrant Indenture mentioned hereunder. The summary does not purport to be complete and is qualified in its entirety by the detailed provisions of the Warrant Indenture. A copy of the Warrant Indenture may be obtained on request from the Company’s corporate secretary and will be available electronically at www.sedar.com and reference should be made to the Warrant Indenture for the full text of the attributes of the Warrants.

Each full Warrant entitles its holder, upon the payment of the exercise price of $12.00, to purchase one Warrant Share for a period of 24 months from the Closing Date, subject to adjustment in certain events. If, following the closing of the Offering, the volume weighted average price of the Common Shares on the TSX is equal to or greater than $18.00 for any 10 consecutive trading days, the Company may, upon providing written notice to the holders of Warrants, accelerate the expiry date of the Warrants to a date that is not less than 15 trading days following the date of such written notice. See “Plan of Distribution”.

The Warrants will be governed by the Warrant Indenture between the Company and the Warrant Agent. The Company will designate the Warrant Agent, in its Toronto office, as agent for the Warrants. Prior to the closing of the Offering, the Company may name any other agent with respect to the Warrants.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a dividend paid in the ordinary course or a distribution of Common Shares upon the exercise of any outstanding warrants or options);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, of Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of Common Shares of securities, including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)	the reclassification of the Common Shares;

(ii)	the amalgamation, arrangement or merger with or into any other corporation or other entity (other than an amalgamation, arrangement or merger which does not result in any reclassification of the Company’s outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the Company’s undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or number of Warrant Shares will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Company will give notice to Warrant holders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof. Warrant holders are not entitled to any voting rights or pre-emptive rights or any other rights conferred upon a person as a result of being a holder of Common Shares.

From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding

Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the holders of not less than 66⅔% of the aggregate number of all then outstanding Warrants.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares, if any, be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available and the Company has received an opinion of counsel of recognized standing or other evidence to such effect, in each case, in form and substance reasonably satisfactory to the Company; provided, however, that a holder who is a Qualified Institutional Buyer (and an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act) at the time of exercise of the Warrants who purchased Units in the Offering to, or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the Prospectus. See “Risk Factors”.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus.

		Issuance/Exercise Price per	Number of Securities
Date	Type of Security Issued	Security	Issued
8-May-2018	Common Shares(1)	$5.00	17,600
1-May-2018	Common Shares(1)	$1.10	9,090
13-Apr-2018	Common Shares(2)	$2.00	16,666
11-Apr-2018	Common Shares(1)	$1.10	30,000
6-Apr-2018	Common Shares(1)	$1.10	30,000
4-Apr-2018	Common Shares(1)	$1.10	13,180
3-Apr-2018	Options	$6.72	232,000
2-Apr-2018	Common Shares(1)	$1.10	5,000
2-Apr-2018	Common Shares(1)	$1.10	18,180
2-Apr-2018	Common Shares(1)	$1.10	33,630
15-Mar-2018	Common Shares(1)	$1.10	20,450
5-Mar-2018	Options	$9.16	25,000
1-Mar-2018	Options	$8.48	95,000
27-Feb-2018	Common Shares(1)	$1.10	15,450
27-Feb-2018	Common Shares(1)	$1.10	4,545
27-Feb-2018	Common Shares(1)	$1.10	249,975
27-Feb-2018	Common Shares(1)	$1.10	318,150
27-Feb-2018	Common Shares(1)	$1.10	136,350
12-Feb-2018	Common Shares(1)	$1.10	25,000
5-Feb-2018	Options	$8.49	61,500
22-Jan-2018	Options	$10.97	52,000
22-Jan-2018	Common Shares(1)	$2.00	4,726
18-Jan-2018	Common Shares(1)	$1.10	18,180
11-Jan-2018	Common Shares(1)	$1.10	45,450
11-Jan-2018	Options	$11.14	200,000
09-Jan-2018	Options	$11.10	50,000
08-Jan-2018	Common Shares(1)	$1.10	568,815
08-Jan-2018	Common Shares(2)	$2.00	100,000
04-Jan-2018	Common Shares(2)	$2.00	75,000
04-Jan-2018	Common Shares(1)	$1.10	1,500
24-Dec-2017	Options	$9.00	250,000
19-Dec-2017	Options	$8.10	75,000
18-Dec-2017	Options	$8.10	7,000
12-Dec-2017	Options	$7.85	195,000
04-Dec-2017	Common Shares(1)	$1.10	135
30-Nov-2017	Common Shares(3)	$5.00	4,000,000
30-Nov-2017	Broker Warrants(3)	$5.00	220,000
27-Nov-2017	Common Shares(2)	$2.00	25,000

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
17-Nov-2017	Common Shares(1)	$1.10	2,625
13-Nov-2017	Options	$6.21	90,000
2-Nov-2017	Options	$5.20	94,500
24-Oct-2017	Options	$4.65	30,000
23-Oct-2017	Options	$4.58	4,000
19-Oct-2017	Common Shares(1)	$1.10	1,080
05-Oct-2017	Common Shares(1)	$1.10	919
29-Sept-2017	Options	$3.50	20,000
26-Sept-2017	Common Shares(2)	$2.00	8,745
19-Sept-2017	Common Shares(1)	$1.10	4,963
18-Sept-2017	Options	$3.00	900,000
11-Sept-2017	Options	$2.28	30,000
-Sept-2017	Common Shares(1)	$1.10	13,708
25-Aug-2017	Options	$2.20	60,000
21-Aug-2017	Options	$2.00	350,000
17-Aug-2017	Common Shares(4)	N/A	12,584,100
17-Aug-2017	Common Shares(5)	$1.10	2,885,354

(1)	Issued pursuant to the exercise of warrants.
(2)	Issued pursuant to the exercise of stock options.
(3)	Issued pursuant to the Company’s private placement Common Share offering completed in November 2017.
(4)	Issued pursuant to the automatic conversion of the special warrants qualifed under the the long form prospectus of the Company dated August 11, 2017.
(5)	Issued pursuant to the automatic conversion of convertible debt plus accrued interest in connection with the Common Shares commencing to trade on the Canadian Securities Exchange.

TRADING PRICE AND VOLUME

The outstanding Common Shares are traded on the TSX under the trading symbol “TRST”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus (Source: TMX Data).

	High Trading	Low Trading
Period	Price	Price	Volume
May 1-18 2018	$10.59	$7.06	20,333,318
April 2018	$7.90	$5.86	13,893,285
March 2018	$9.44	$7.65	8,158,664
February 2018	$10.60	$7.58	11,117,021
January 2018	$12.60	$9.20	18,974,163
December 2017	$9.70	$7.02	10,612,297
November 2017	$7.96	$5.08	10,091,214
October 2017	$5.35	$3.74	11,952,630
September 2017	$3.40	$2.22	5,315,287
August 21 – 31 2017	$2.64	$2.36	5,213,496

(1)	The Common Shares traded on the Canadian Securities Exchange from August 20, 2017 to March 2, 2018. The Common Shares commenced trading on the TSX on March 5, 2018.

On May 18, 2018, the last day of trading prior to the date of this Prospectus, the closing price per Common Share on the TSX was $8.75 and on May 15, 2018, the last trading day prior to the announcement of the Offering, the closing price per Common Share on the TSX was $9.66.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Units pursuant to this Offering. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. This summary applies only to a purchaser who is a beneficial owner of Common Shares and Warrants acquired pursuant to this Offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times: (i) deals at arm’s length and is not affiliated with the Company or the Underwriters; and (ii) holds the Common Shares and Warrants as capital property (a “Holder”).

Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.

A purchaser who is resident in Canada for purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such purchaser in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Purchasers should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. Such election is not available in respect of Warrants.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

A Holder who acquires Units pursuant to this Offering will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Unit Share and the one-half Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

For its purposes, the Company has advised counsel that, of the $9.00 subscription price for each Unit, it intends to allocate $8.70 to each Unit Share and $0.30 to each one-half Warrant and believes that such allocation is reasonable. The Company’s allocation, however, is not binding on the CRA or on a Holder.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the exercise of the Warrant.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (“Resident Holder”). This section of the summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has made a “functional currency” reporting election under section 261 of the Tax Act; (iv) an interest in which is, or for whom a Common Share or Warrant would be, a “tax shelter investment” for the purposes of the Tax Act; or (v) that has entered into a “derivative forward agreement”, as defined in the Tax Act, in respect of Common Shares or Warrants. Such Holders should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances a dividend or deemed dividend received by a Resident Holder that is a corporation may be treated as a capital gain or proceeds of disposition. Resident Holders should contact their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Common Shares and Warrants

A Resident Holder who disposes of or is deemed to have disposed of a Common Share or Warrant (other than on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share or Warrant immediately before the disposition or deemed disposition.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant.

Taxable Capital Gains and Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act:

(i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Common Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant unless the Common Share or Warrant (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX), unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of Common Shares and Warrants” and “— Taxable Capital Gains and Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fogler, Rubinoff LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Underwriters, based on the current provisions of the Tax Act and the regulations thereunder, in force as of the date hereof, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan (“DPSP”), provided that:

(i)	in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX) or the Company qualifies as a “public corporation” (as defined in the Tax Act); and

(ii)	in the case of the Warrants, the Warrant Shares are qualified investments as described in (i) above and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a “prohibited investment” for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Company. A Unit Share or Warrant Share will not be a “prohibited investment” if it is “excluded property” as defined in Section 207.0161 of the Tax Act. Controlling Individuals should consult their own tax advisors as to whether the Unit Shares, Warrant Shares, or Warrants will be a prohibited investment in their particular circumstances.

RISK FACTORS

An investment in the securities of the Company is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations.

Prospective investors should carefully consider all information contained in this Prospectus, including all documents incorporated by reference, and in particular should give special consideration to the risk factors under the section titled “Risk Factors” in the Annual Information Form, which is incorporated by reference in this Prospectus and which may be accessed on the Company’s SEDAR profile at www.sedar.com, and the information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”, before deciding to purchase the Units.

Additionally, purchasers should consider the risk factors set forth below. The risks and uncertainties described or incorporated by reference in this Prospectus are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems not to be material, may also become important factors that affect the Company. If any such risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

Risks Related to the Offering

Discretion in the Use of Proceeds

The Company intends to use the net proceeds from this Offering as set forth under “Use of Proceeds”; however, the Company maintains broad discretion to use the net proceeds from this Offering in ways that it deems most efficient. The Company has no plans to use the net proceeds or to engage in any cannabis-related activities in the United States as long as such activities remain federally illegal. The failure to apply the net proceeds as set forth under “Use of Proceeds” and other financings could adversely affect the Company’s business and, consequently, could adversely affect the price of the Common Shares on the open market.

Additional Financing

The continued development of the Company may require additional financing. The failure to raise or procure such additional funds as required could result in the delay or indefinite postponement of business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Negative Cash Flow from Operations

During the fiscal year ended December 31, 2017 and the three month period ended March 31, 2018, the Company had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities, if any.

No Market for Warrants

There is currently no market through which the Warrants may be sold and the Company has not applied to list the Warrants. Accordingly, the purchasers may not be able to resell the securities purchased under this short form prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by government and regulatory authorities, the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Risks Related to the Business of the Company

Reliance on Licensing

The operations of the Company require it to obtain licences for the transportation, distribution, production and sale of medical cannabis, and in some cases, renewals of existing licences from, and the issuance of permits by certain national authorities in Canada. Save for the licenses under the ACMPR with respect to the Vaughan Facility and the Niagara Facility, the Company believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits.

The failure of the Company to obtain and maintain the applicable licenses and amendments thereto would have a material adverse impact upon the Company.

In addition, the Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.

Regulatory Risks

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical cannabis industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Change in Laws, Regulations and Guidelines

On June 30, 2016, the Government of Canada established the Task Force on Cannabis Legalization and Regulation (the “Task Force”) to seek input on the design of a new system to legalize, strictly regulate and restrict access to adult-use recreational cannabis. On December 13, 2016, the Task Force completed its review and published a report outlining its recommendations.

On April 13, 2017, the federal government of Canada introduced the Cannabis Act. The Cannabis Act, if enacted, will create a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada. The Cannabis Act proposes to lift the ban on the recreational use of cannabis in Canada dating back to 1923. However, until the Cannabis Act receives Royal Assent, current laws apply and recreational cannabis remains illegal unless expressly authorized. Following Royal Assent, the federal government intends to bring the Cannabis Act into force no later than Summer 2018. The impact of any such new legislative system on the medical cannabis industry and the Company’s business plan and operations is uncertain.

In addition, if the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Ontario (Canada’s most populous province), Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for recreational purposes in such provinces, which could limit the Company’s opportunities in those provinces.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Fogler, Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP, and on behalf of the Underwriters by DLA Piper (Canada) LLP. As at the date hereof, the partners and associates of Fogler, Rubinoff LLP and DLA Piper (Canada) LLP, each as a group, beneficially own, directly and indirectly, in the aggregate, less than one percent of the Common Shares. Mitchell Sanders, a director of the Company and a partner of Goldman, Spring, Kichler & Sanders LLP, as of the date hereof beneficially owns 1,036,116 Common Shares, representing 1.1% of the issued and outstanding Common Shares.

AGENT FOR SERVICE OF PROCESS

Robert Marcovitch, a director of the Company, resides outside of Canada. Mr. Marcovitch has appointed the following agent for service of process: Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, Toronto, ON, M5K 1G8.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITOR, TRANSFER AGENT AND REGISTRAR

RSM Canada LLP (formerly Collins Barrow Toronto LLP) is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The registrar and transfer agent for the Common Shares is, and the registrar and transfer agent for the Warrants will be, TSX Trust Company at its offices in Toronto, Ontario.

CERTIFICATE OF THE COMPANY

May 22, 2018

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the provinces of Canada, excluding the province of Québec.

/signed/ “Eric Paul”	/signed/ “Ian Abramowitz”
Eric Paul	Ian Abramowitz
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

/signed/ “Mark Litwin”	/signed/ “Mark Dawber”
Mark Litwin	Mark Dawber
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

May 22, 2018

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the provinces of Canada, excluding the province of Québec.

CANACCORD GENUITY CORP.	GMP SECURITIES L.P.

/signed/ “Steve Winokur”	/signed/ “Steve Ottaway”
By: Steve Winokur	By: Steve Ottaway
Managing Director	Managing Director

ECHELON WEALTH PARTNERS INC.	BLOOM BURTON SECURITIES INC.

/signed/ “David Anderson”	/signed/ “Jolyon Burton”
By: David Anderson	By: Jolyon Burton
Head of Investment Banking	President and Head of Investment Banking

CORMARK SECURITIES INC.	HAYWOOD SECURITIES INC.

/signed/ “Chris Shaw”	/signed/ “Campbell Becher”
By: Chris Shaw	By: Campbell Becher
Managing Director, Investment Banking	Managing Director, Investment Banking

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